Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and address of the company

Turquoise Hill Resources Ltd. (the Company)

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Canada

2.	Date of Material Change

May 18, 2015.

3.	News release

News releases were issued on May 18, 2015.

4.	Summary of material change

On May 18, 2015, the Company announced details in connection with the Oyu Tolgoi Underground Mine Development and Financing Plan.

5.1	Full description of material change

On May 18, 2015, the Company announced that the Oyu Tolgoi Underground Mine Development and Financing Plan (the Mine Plan) had been signed by parties including the Government of Mongolia, the Company and Rio Tinto. The agreements provide a pathway forward in addressing outstanding shareholder matters to restart underground development. The Mine Plan confirms the project cost for Oyu Tolgoi’s initial construction and development and reinforces the principles set out in the Investment Agreement and the Amended and Restated Shareholders Agreement (ARSHA).

Next steps toward the underground development of the Oyu Tolgoi mine include on-going discussions with the Government of Mongolia in relation to the 2014 feasibility study and engagement with international financial institutions, export credit agencies and commercial banks to secure approximately $4 billion in project financing as well as obtaining all necessary permits. When all steps and approvals on the path forward have been reached, the underground workforce will be remobilized.

The agreements address key outstanding matters including the following specific items: tax matters, the 2% net smelter royalty, sales royalty calculation and management services payments. The agreements also address the sourcing of power for Oyu Tolgoi from within Mongolia.

In 2003, the Company acquired a 2% net smelter royalty from BHP Billiton. The enforceability of the royalty has been challenged by the Assistant General Prosecutor of Mongolia under Mongolian law. The Company has conceded that it has no entitlement to receive payment.

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period 2010 through 2012. Oyu Tolgoi appealed the assessment and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127 million to approximately $30 million. In a separate agreement with the Government of Mongolia, Oyu Tolgoi has agreed, without accepting liability and without creating a precedent to pay the amount of the determination by way of settlement to resolve the tax matter.

The parties have agreed that Oyu Tolgoi’s 5% sales royalty paid to the Government of Mongolia will be calculated on gross revenues by not allowing deductions for the costs of processing, freight differentials, penalties or payables. Oyu Tolgoi will recalculate royalties payable accordingly since the commencement of sales and submit any additional amount payable to the Government within 30 days.

Notwithstanding the terms of the ARSHA, the parties have agreed that in calculating the Management Services Payment (MSP), the rate applied to capital costs of the underground development will be 3% instead of 6%, as provided by the ARSHA. The MSP rate on operating cost and capital related to current operations remains at 6%.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of the National Instrument

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive officer

Further information regarding the matters described in this report may be obtained from Dustin Isaacs, General Counsel and Corporate Secretary. Mr. Isaacs is knowledgeable about the details of the material change and may be contacted at (604) 648-3952.

9.	Date of report

May 21, 2015.

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